Exhibit 99.1

Procaps Group Reports Third Quarter 2023 Results

Net Revenues Increased 5% in 9M23 Year-over-Year on a Constant Currency Basis, Driven by 13% RX Growth

MIAMI, USA – BARRANQUILLA, COL – December 26, 2023 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated international healthcare and pharmaceutical services company, today announced its financial results for the three months ended September 30, 2023 (“3Q23”) and the nine months ended September 30, 2023 (“9M23”).

Financial Highlights 3Q23 & 9M23

●	Net revenues totaled $118 million for 3Q23, positively impacted by the performance of RX and OTC portfolios, offset by lower CDMO revenues. On a constant currency basis, net revenues increased by 2% in 3Q23. For 9M23, net revenues totaled $313 million, an increase of 5% on a constant currency basis.

●	Gross profit for 3Q23 totaled $68 million with a 58% gross margin and totaled $176 million for 9M23 with a 56% gross margin, mainly impacted by higher costs and mix of products sold.

●	Adjusted EBITDA was $22 million in 3Q23, with an Adjusted EBITDA margin of 19%. For 9M23, Adjusted EBITDA was $51 million.

U$ million	3Q23	3Q22	Δ%	9M23	9M22	Δ%
Net Revenues	118	110	7%	313	308	1.4%
FX Impact on Net Revenues	6	-		(12)	-
Constant Currency Net Revenues	112.9	110	2%	325	308	5%
Gross profit	68	68	1%	176	187	-6%
Gross margin	58%	61%	-343 bps	56%	61%	-454 bps
Adjusted EBITDA	22	23	-4%	51	60	-14%
FX Impact on Adjusted EBITDA	1	-		(2)	-
Constant Currency Adjusted EBITDA	21	23	-9%	53	60	-11%
Adj. EBITDA margin	19%	21%	-212 bps	16%	19%	-291 bps

Management Commentary

Procaps Chief Executive Officer, Ruben Minski, commented:

“The third quarter of 2023 showed signs of improvement after a challenging first half of the year. We are encouraged by our strong operational execution and refinement of our strategic plan to ensure a stronger, more resilient organization that thrives beyond short-term hurdles.

“Multiple macroeconomic factors continued to challenge the industry in our region, impacting our revenues. We continue to adapt our strategies to navigate this dynamic landscape and protect our profitability and are seeing positive trends materializing in 4Q23 which we expect will lead to improved results over 4Q22.

“During the quarter we announced an agreement with BDR Pharmaceuticals for 27 oncology molecules for Latin America, including 20 TKIs (Tirosyne Kinase Inhibitors). Under the agreement, Procaps is responsible for registration, branding, marketing and commercialization throughout Latin America. We are very excited to expand our oncology portfolio in the region and add more partner companies and potentially broaden cancer treatment options with several new molecules to better serve more patients and physicians.

“To support increased U.S. demand of our advanced gummy technologies for the global nutraceutical industry capacity expansion in the U.S. continue as planned with the ongoing construction of a new gummy manufacturing facility in Florida. We expect operations to commence in 1Q24 with revenues following later in the quarter. Also in the U.S. we are exploring new products, especially high potency compounds, to take advantage of the West Palm Beach facility which has production capacity of approximately 1.8 billion softgel capsules per year for our iCDMO business unit.

“During the quarter we participated as one of the five sustainable sponsors at CPHI Barcelona 2023 and welcomed over 300 business partners, current and new, at our booth. We were very pleased with the level of interest across the global pharma community of attendees.

“As we continue to focus on growth, and after months of considering how to best serve the Company, earlier this year I announced that leading the Company on important strategic initiatives rather than on day-to-day matters would be of better value to the Company. We have in place the necessary capabilities to position the Company for long-term success and as announced, I will transition to Executive Chairman of the Company on January 15, with the announcement of Jose Antonio Vieira as the new CEO.,” concluded Minski.

Guidance Update

Given the slowdown in growth in some markets, especially during the month of September and October and the current macroeconomic environment, we are revising our guidance for the full year.

The impact of the macroeconomic conditions that the industry has experienced through the year, followed the same pattern in the third and fourth quarter - order phasing from CDMO partners, OTC taking longer to recover, launches delays due to delay in registration approvals, and sales of brands that were postponed.

The Company now expects full year 2023 net revenue growth of approximately 6% on a constant currency basis, and an adjusted EBITDA in the range of $77M - $82M.

This short-term scenario does not change our medium and long-term expectations for the Latin American market. We believe this market slowdown is only temporary and in the next years the market will continue to benefit from the aging of the population, greater market access and increase in health coverage.

Innovation & Launches

Total R&D expenses, including the amount capitalized as intangible assets, totaled $8.6 million in 3Q23, or 7.3% of total net revenues in the period, including CAPEX expenses in the amount of $2.8 million, representing 2.3% of total net revenues.

New products launched in the last 36 months delivered approximately $106.5 million in net revenues for 9M23, including approximately $40.1 million in 3Q23.

Products launched in the last 36 months are highlighted by Ciferol (oncology product for multiple myeloma) Dolofen Xtra (first ever Unigel triple combo for migraines), DOL B-VIT (injectable B Complex with lidocaine using dual chamber technology), and Rosuplus (Unigel combo for lipid control for diabetics’ patients). Geographic expansion launches including women’s health, cardiovascular, and gastro.

Third Quarter 2023 Financial Results

Net Revenues

Net revenues totaled $118.4 million in 3Q23 compared to net revenues of $110.4 million for 9M22, an increase of 7.3% year-over-year. On a constant currency basis net revenues increased by 2.3% from 3Q22 to 3Q23, totaling $112.9 million.

Net revenues totaled $312.6 million for 9M23, an increase of 1.4% from 3Q22, impacted mainly by the devaluation of some local currencies totaling $12.2 million (particularly in Colombia) as well as CDMO order phasing, especially for U.S. and Brazilian clients, and a decrease in sales related to Rymco’s ceased operations. On a constant currency basis 9M23 net revenues increased by 5.3% from 9M22.

In terms of business lines, on a constant currency basis, Rx (approximately 46% of total net revenues) grew approximately 8%, and OTC (approximately 17% of total net revenues) grew approximately 11%. The growth was partially offset by CDMO performance.

The demand for RX remains solid and with good penetration of new products with 13% growth for 9M23 on a constant currency basis. The OTC segment grew 3% on a constant currency basis for 9M23, impacted by the OTC market in El Salvador. The Clinical Specialties segment is ramping up again and recovering from post pandemic effects with a 5% decrease for 9M23 on a constant currency basis.

Net revenues by strategic business segment are shown below:

U$ million	3Q23	%NR	3Q23*	3Q22	%NR	Δ%	Δ%*
CAN	15.8	13.3%	15.8	14.4	13.1%	9.3%	9.7%
CASAND	21.9	18.5%	21.4	17.7	16.0%	23.8%	21.1%
Diabetrics	7.0	5.9%	6.5	5.0	4.5%	40.7%	30.3%
Nextgel	34.5	29.1%	32.9	36.4	33.0%	-5.3%	-9.6%
Procaps Colombia	39.1	33.0%	36.2	36.8	33.4%	6.2%	-1.7%
Total Net Revenues	118.4	100.0%	112.9	110.4	100.0%	7.3%	2.3%

U$ million	9M23	%NR	9M23*	9M22	%NR	Δ%	Δ%*
CAN	39.2	12.5%	39.4	42.5	13.8%	-7.9%	-7.5%
CASAND	59.0	18.9%	58.7	47.4	15.4%	24.5%	24.0%
Diabetrics	16.3	5.2%	17.2	15.5	5.0%	4.6%	10.9%
Nextgel	91.5	29.3%	94.2	94.7	30.7%	-3.4%	-0.5%
Procaps Colombia	106.7	34.1%	115.2	108.3	35.1%	-1.5%	6.4%
Total Net Revenues	312.6	100.0%	324.8	308.5	100.0%	1.4%	5.3%

*	Constant currency basis

Central America North (CAN)

Net revenues for the CAN business segment were $15.8 million in 3Q23, an increase of 9.3% from 3Q22, positively impacted by the OTC and Clinical Specialties portfolio performance. On a constant currency basis net revenues increased 9.7%.

Net revenues totaled $39.2 million for 9M23, a decrease of 7.9% from 9M22, negatively impacted by the OTC segment in El Salvador in previous quarters. In addition, the previous year was positively impacted by the sales of brand in the amount of approximately $3.5 million which impacted the 9M22 results. On a constant currency basis net revenues decreased 7.5%.

Central America South and Andean Region (CASAND)

Net revenues for the CASAND business segment totaled $21.9 million in 3Q23, an increase of 23.8% versus 3Q22, mainly due to the positive performance of new products launched in the region such as Fortzink and Dol B-vit, and a sales increase in the existing product portfolio such as Alercet D, the RX portfolio, and price increases. On a constant currency basis, net revenues increased by 21.1% in the quarter.

Net revenues totaled $59.0 million for 9M23, an increase of 24.5% from 9M22. On a constant currency basis net revenues increased by 24.0%, positively impacted by performances in Ecuador, Peru, Panama and Dominican Republic.

Diabetrics

Diabetrics net revenues totaled $7.0 million, an increase of 40.7% from 3Q22, positively impacted by the performance of blood glucose monitoring and Lipotic. On a constant currency basis net revenues increased 30.3% from 3Q22 to 3Q23.

Net revenues totaled $16.3 million for 9M23, an increase of 4.6% from 9M22. On a constant currency basis net revenues increased 10.9%.

Nextgel

Net revenues for the Nextgel business segment were $34.5 million in 3Q23, a decrease of 5.3% versus 3Q22. On a constant currency basis net revenues decreased by 9.6%, compared to 3Q22.

Constant currency net revenues totaled $91.5 million for 9M23, a decrease of 3.4% versus 9M22. On a constant currency basis net revenues decreased 0.5%.

We continue to experience reduced orders from some of our U.S. and Brazilian clients in gummies and softgels due to new launch postponements, regulatory delays affecting product introduction for some partners, and higher inventory effect post-Covid in Brazil.

Procaps Colombia

Net revenues for the Procaps Colombia segment totaled $39.1 million in 3Q23, an increase of 6.2% from 3Q22, positively impacted by RX and offset by ceased Rymco operations. On a constant currency basis net revenues decreased by 1.7%.

Net revenues totaled $106.7 million for 9M23, a decrease of 1.5% from 9M22. On a constant currency basis net revenues increased by 6.4%, positively impacted by the performance of recently launched products such as Aludel, Nutrigel, Eclamp, among others.

The RX segment is performing well, bolstered particularly by feminine care, gastroenterology, respiratory and osteoarticular, with approximately14% growth for 9M23 on a constant currency basis.

The OTC segment in general experienced a slowdown in consumption in the last few months, impacting the whole chain and resulted in pricing pressure, with a decrease of approximately 7% in the quarter and an increase of approximately 7% for 9M23 on a constant currency basis. Clinical Specialties is still recovering from the post Covid higher inventory effects.

Gross Profit

Gross profit totaled $68.4 million in 3Q23 with a 57.8% gross margin and $175.7 million in 9M23 with a 56.2% gross margin for the period.

Gross margin was negatively impacted by higher COGS, price pressure on some segments, inventory turnover acquired at higher prices and reduced plant utilization due to reduced CDMO orders. There was also a higher comparison base from the previous year when there were sales of brands that affected gross profit by approximately $3.5 million, impacting the nine-month comparison.

U$ million	3Q23	3Q22	Δ%	9M23	9M22	Δ%
Net Revenues	118.4	110.4	7.3%	312.6	308.5	1.4%
COGS	(50.0)	(42.8)	16.7%	(137.0)	(121.1)	13.1%
Gross Profit	68.4	67.6	1.2%	175.7	187.3	-6.2%
Gross Margin	57.8%	61.2%	-342.5 bps	56.2%	60.7%	-454.1 bps

Operating Expenses

Total Operating expenses were $54.0 million in 3Q23, a decrease of 9.9% versus 3Q22, mainly due to the impact of Other Expenses.

SG&A totaled $55.2 million in 3Q23, an increase of 10.0% versus 3Q22, mainly related to Rymco’s ceased operations and respective write-off. Excluding this non-recurring impact, Adjusted SG&A totaled $50.9 million in 3Q23, an increase of 1.3% versus 3Q22, impacted by the currency appreciation that offset savings due to the translation FX effect. On a constant currency basis Adjusted SG&A decreased by approximately 3.2% in 3Q33 vs 3Q22.

SG&A totaled $144.1 million in 9M23, a decrease of 3.6% versus 9M22. Excluding this non-recurring impact of ceased operations mentioned above SG&A totaled $139.8 million in 3Q23, a decrease of 6.5% versus 9M22, related to the ongoing efforts of the value creation initiatives.

U$ million	3Q23	%RL	3Q22	%RL	Δ%
Sales and marketing expenses	(29.4)	24.9%	(25.9)	23.4%	13.8%
Administrative expenses	(25.8)	21.8%	(24.3)	22.0%	5.9%
Other expenses	1.2	-1.0%	(9.7)	8.8%	n.a.
Total Operational Expenses	(54.0)	45.6%	(59.9)	54.3%	-9.9%

U$ million	9M23	%RL	9M22	%RL	Δ%
Sales and marketing expenses	(71.6)	22.9%	(71.7)	23.2%	-0.1%
Administrative expenses	(72.5)	23.2%	(77.7)	25.2%	-6.7%
Other expenses	34.8	-11.1%	(13.2)	4.3%	n.a.
Total Operational Expenses	(109.3)	35.0%	(162.6)	52.7%	-32.8%

Sales and marketing expenses totaled $29.4 million in 3Q23, an increase of 13.8% versus 3Q22, mainly impacted by the ceased Rymco operations provisions of approximately $4.1 million. 9M23 sales and marketing expenses totaled $71.6 million, in line with same period last year. Excluding Rymco provisions, sales and marketing expenses decreased by approximately 2.1% and 5.8% in 3Q23 and 9M23, respectively, in comparison to the same period a year ago.

Administrative expenses totaled $25.8 million in 3Q23, an increase of 5.9% versus 3Q22, mainly driven by FX translation effect. 9M23 expenses totaled $72.5 million, a decrease of 6.7% versus 9M22.

Other expenses for 3Q23 are related mainly to the positive effect of the exchange rate differences and 9M23 other expenses are related mainly to the impact of exchange rate differences from the balance sheet that is reflected in the P&L of approximately $16.9 million and a one-time settlement with third parties related to certain matters in favor of the Company of approximately $19.3 million.

Contribution Margin

Contribution Margin1 (CM) is determined by subtracting sales and marketing expenses from gross profit. Procaps views Contribution Margin as an important measure to understand each business segment’s performance.

U$ million	3Q23	%CM	3Q23*	3Q22	%CM	Δ%	Δ%*
CAN	2.8	7.2%	2.8	3.2	7.7%	-12.6%	-12.8%
CASAND	13.3	34.3%	13.1	8.1	19.3%	65.4%	63.0%
Diabetrics	0.3	0.8%	0.2	1.9	4.5%	-82.9%	-87.0%
Nextgel	13.4	34.4%	12.7	16.0	38.3%	-16.2%	-20.7%
Procaps Colombia	9.0	23.2%	8.1	12.6	30.2%	-28.4%	-35.4%
Total Contribution Margin	38.8	100.0%	37.0	41.7	100.0%	-6.8%	-11.3%

U$ million	9M23	%CM	9M23*	9M22	%CM	Δ%	Δ%*
CAN	11.4	11.0%	11.4	11.6	10.0%	-1.4%	-1.4%
CASAND	30.0	28.8%	29.9	19.9	17.2%	50.7%	50.3%
Diabetrics	(0.1)	-0.1%	(0.1)	3.2	2.8%	-103.6%	-103.7%
Nextgel	33.4	32.1%	34.7	43.7	37.7%	-23.6%	-20.6%
Procaps Colombia	29.4	28.2%	33.0	37.5	32.3%	-21.7%	-12.0%
Total Contribution Margin	104.0	100.0%	108.9	115.8	100.0%	-10.2%	-6.0%

*	Constant currency basis

CAN contribution margin was positively affected by the value creation initiatives, offset by a higher comparison base with the sale of brands in 2Q22.

CASAND contribution margin was mainly a result of higher sales and the positive effect of the value creation initiatives, offset by the mix of products sold culminating in higher COGS.

Diabetrics contribution margin was impacted by the change in our portfolio product mix and higher sales in the institutional channel.

Nextgel contribution margin was impacted mainly by higher costs and operational expenses due to the hiring of additional personnel as part of the commencement of operations at the West Palm Beach facility and the construction of the Funtrition facility, coupled with the decrease in net revenues.

Procaps Colombia contribution margin was impacted mainly by higher costs related to the mix of products sold and provisions attributable to Rymco’s ceased operations.

[1]	Contribution Margin is a non-IFRS measure. Please see the Appendix for a reconciliation of Contribution Margin to Gross Profit and Gross Margin.

Adjusted EBITDA2

Adjusted EBITDA for 3Q23 totaled $22.0 million with a 18.6% Adjusted EBITDA margin.

Adjusted EBITDA for 9M23 totaled $51.3 million with a 16.4% Adjusted EBITDA margin.

Adjusted EBITDA was impacted mainly by the same effects from gross margin, which was negatively impacted by higher COGS, price pressure on some segments, inventory turnover acquired at higher prices and lower plant utilization due to reduced CDMO orders. There was also a higher comparison base from the previous year when there were sales of brands that affected gross profit by approximately $3.5 million that impacts the nine-month comparison.

U$ million	3Q23	%NR	3Q22	%NR	Δ%
Net Income	8.2	6.9%	22.6	20.5%	-63.7%
Financial expenses	3.0	2.5%	(22.7)	-20.6%	n.a.
Income tax	3.2	2.7%	7.8	7.1%	-58.6%
D&A	5.0	4.2%	4.0	3.6%	24.2%
EBITDA	19.4	16.4%	11.7	10.6%	66.3%
FX translation adjustments[1]	(2.5)		9.0		n.a.
Transaction expenses[2]	-		1.3		n.a.
Other expenses[3]	5.1		0.9		474.4%
Adjusted EBITDA	22.0	18.6%	22.8	20.7%	-3.7%
Adjusted EBITDA margin	18.6%	18.6%	20.7%		-211.7 bps

U$ million	9M23	%NR	9M22	%NR	Δ%
Net Income	41.8	13.4%	32.1	10.4%	30.1%
Financial expenses	8.1	2.6%	(18.5)	-6.0%	n.a.
Income tax	16.5	5.3%	11.1	3.6%	48.4%
D&A	13.0	4.2%	12.4	4.0%	5.0%
EBITDA	79.4	25.4%	37.1	12.0%	114.1%
FX translation adjustments[1]	(16.9)		12.2		n.a.
Transaction expenses[2]	(19.3)		7.4		n.a.
Other expenses[3]	8.1		2.9		174.9%
Adjusted EBITDA	51.3	16.4%	59.6	19.3%	-13.9%
Adjusted EBITDA margin	16.4%		19.3%		-1931.3 bps

[2]	EBITDA table shows Adjusted EBITDA and a reconciliation of net income, which the Company believes is the most comparable IFRS measure, to Adjusted EBITDA. See under “Reconciliation” on the Appendix for detailed adjustments explanations.

Financial Expenses

Net financial expenses totaled $3.0 million in 3Q23 and $8.1 million in 9M23, including the valuation of shares and warrants held in escrow in the amount of $8.7 million in 3Q23 and $24.8 million in 9M23.

There was a positive impact related to the net fair value gain of the Procaps ordinary shares held in escrow and warrants liabilities, which are non-cash items. Excluding this effect, net financial expenses totaled $11.7 million in 3Q23 and $32.9 million in 9M23, mostly impacted by interest expense ($10.8 million in 3Q23 and $30.1 million in 9M23).

Interest expenses are related to interest-bearing debt mostly relating to the Senior Notes, Syndicated Loan, BTG loans and other various loans and leases.

U$ million	3Q23	3Q22	Δ%	9M23	9M22	Δ%
Banking expenses and fees	(0.9)	(0.3)	153.7%	(2.2)	(1.1)	91.6%
Others financial expenses	(0.0)	(0.4)	-99.2%	(0.6)	(0.8)	-21.5%
Net fair value gain of warrants liabilities	1.6	1.2	39.0%	8.1	1.8	350.8%
Net fair value gain of shares held in escrow	7.1	28.6	-75.2%	16.8	36.3	-53.9%
Interest expenses	(10.8)	(6.3)	71.3%	(30.1)	(17.6)	70.7%
Net Financial Expenses	(3.0)	22.7	n.a.	(8.1)	18.5	n.a.

Net Income

Procaps reported net income of $8.2 million for 3Q23 and of $22.6 million for 3Q22. Non-cash items totaled $8.7 million in 3Q23 and $29.7 million in 3Q22.

Net income for 9M23 totaled $41.8 million, an increase of 30.1% from $32.1 million in 9M22. Non-cash items totaled $24.8 million in 9M23 and $38.1 million in 9M22.

U$ million	3Q23	%NR	3Q22	%NR	Δ%	9M23	%NR	9M22	%NR	Δ%
EBIT	14.4	12.2%	7.6	6.9%	88.5%	66.3	21.2%	24.7	8.0%	168.9%
Net Financial Expenses	(3.0)	-2.5%	22.7	20.6%	n.a.	(8.1)	-2.6%	18.5	6.0%	n.a.
EBT	11.4	9.7%	30.4	27.5%	-62.4%	58.2	18.6%	43.2	14.0%	34.8%
Income Tax	(3.2)	-2.7%	(7.8)	-7.1%	n.a.	(16.5)	-5.3%	(11.1)	-3.6%	48.4%
Net Income	8.2	6.9%	22.6	20.5%	-63.7%	41.8	13.4%	32.1	10.4%	30.1%

Indebtedness

As of September 30, 2023, our total gross debt was $289.9 million compared to $285.9 million as of December 31, 2022.

Gross debt consisted mainly of Senior Notes and Syndicated Loan.

The Senior Notes consist of a private placement offering of $115.0 million with Prudential and Cigna with fixed interest rate of 8.5% and mature in 2031.

On August 16, 2023, we renegotiated the terms of the Syndicated Loan and entered into the underlying Credit Agreement with Bancolombia and Banco Davivienda as lenders. The Credit Agreement provides for a loan of up to COP$247,817,751,759.49. The proceeds of the loan are to be used exclusively for the prepayment of existing indebtedness of the Company and its subsidiaries, including the full repayment of the outstanding indebtedness under the Credit Agreement. The Credit Agreement provides for a term of six years and interest accrues thereunder at a rate equal to the Colombian Central Bank’s reference rate (for a three-month tenor) plus 8.50%.

Other loans consist of loans in different currencies (COPs, Soles, Brazilian Reais and USD) with differing interest rates, including some with variable rates, in the amount of $75.0 million, lease liabilities in the amount of $34.9 million, and factoring obligations in the amount of $4.2 million.

Total gross debt is carried at an average cost of approximately 13%.

Cash totaled $17.6 million as of September 30, 2023. Cash decrease was impacted mainly by CAPEX and R&D investments and higher financial expenses combined with lower operating results compared to 2022.

Total net debt as of September 30, 2023, totaled $272.4 million, of which approximately 24% consisted of short-term obligations.

Net debt/Adjusted EBITDA was 4.4x for the year ended September 30, 2023.

U$ million	9M23	2022	9M22
Short Term	69.2	257.5	83.0
Long Term	220.7	28.4	170.8
Gross Debt	289.9	285.9	253.9
Cash and cash equiv.	17.6	43.0	27.2
Net Debt	272.4	242.9	226.6
Adjusted EBITDA LTM	61.8	70.1	101.4
Net Debt / Adj. EBITDA	4.4x	3.5x	2.2x

Capital Expenditures (“CAPEX”)

As of September 30, 2023, CAPEX totaled $20.4 million, comprised of $11.4 million of property, plant & equipment (“PP&E”) and $ 9.0 million of intangible CAPEX.

PP&E CAPEX refers mainly to the construction of the new Miramar site for Funtrition and the expansion of analytical lab capacity in addition to maintenance in the plants.

Intangible CAPEX refers mainly to investments in the development of new products and product sanitary registration fees.

These investments are aligned with our strategic growth plan to increase production capacity, facilities improvements and increased capacity to develop new products.

U$ million	9M23	% NR	1H22	% NR	Δ%
Intangible CAPEX	9.0	2.9%	7.8	3.9%	15.8%
PP&E CAPEX	11.4	3.7%	15.3	7.7%	-25.3%
Total CAPEX	20.4	6.5%	23.1	11.6%	-11.5%

Cash Flow

Cash flow from operating activities during 9M23 was $79.0 million. Free cash flow was $50.6 million.

U$ million	9M23	9M22	Δ%
Net Income	41.8	32.1	30.1%
D&A	13.0	12.4	5.0%
Income Tax expenses	16.5	11.1	48.4%
Finance expenses	8.1	(18.5)	n.a.
Other adjustments	(5.2)	4.1	n.a.
Changes in working capital	4.8	(13.2)	n.a.
Cash from operations	79.0	27.9	183.0%
Interest paid	(2.6)	(1.3)	103.4%
Income tax paid	(5.5)	(4.6)	19.2%
Operating Cash Flow	70.9	22.1	221.7%
CAPEX and R&D investments	(20.4)	(20.5)	-0.8%
Free Cash Flow	50.6	1.5	3237.4%
Financing Cash Flow	(73.5)	(41.5)	20.8%
Increase (Decrease) in Cash	(22.9)	(40.0)	20.8%

Cash conversion cycle was 132 days ($151.1 million).

(days)	3Q22	4Q22	2Q23	3Q23
Acounts receivables (DSO)	107	114	121	124
Inventories (DIO)	83	85	92	85
Accounts payable - suppliers (DPO)	79	79	76	78
Working Capital	111	120	137	132

Capital Markets

On February 13, 2023, the Company announced the approval by the Board of Directors of a share repurchase program, pursuant to which the Company is authorized to repurchase $5 million of its ordinary shares over the next 12 months, subject to applicable securities laws and other requirements and the parameters approved by the Company’s shareholders at our last annual meeting.

The Repurchase Program underscores our continued commitment to providing value to our shareholders, and our confidence in the long-term growth of our business.

The program started in June, 2023, and the Company has repurchased approximately 616,647 shares through December 22, 2023, at an average price of $3.55.

The Board of Directors approved a new share repurchase program for 2024, with the same standards as 2023.

Board of Director Update

On October 23, 2023, the Board of Directors appointed Sandra Sánchez y Oldenhage as a Director to fill the vacancy on the Board effective immediately and for a period ending at the Company’s annual general meeting of shareholders for the fiscal year ended December 31, 2023.

Sandra Sánchez y Oldenhage has over 35 years’ experience in steering mature, start-up, and turn-around/restructuring enterprises toward tangible, sustainable growth within diverse international markets. She currently serves as president and chief executive officer of PharmAdvice, a consulting firm offering pharmaceutical, medical device and biotech guidance to healthcare companies entering or operating in Mexico. Previously, she oversaw oncology operations for the North LatAm region at Novartis during 2019 and 2020. She also currently serves as a director on the board of directors of Fenix Holding and Farmapiel, specifically holding the title of chair of the nominations, compensation, and governance committee at Fenix Holding, in addition to serving as a regional board member of Grupo Financiero Banorte. Moreover, she is the former chair of the Pharma Industry Trade Association (AMIIF) in Mexico. Ms. Sánchez y Oldenhage previously worked at several of the world’s leading pharmaceutical companies, including as president of Biogen’s Mexico affiliate, general manager, and country president for Amgen Inc., and as CEO of Probiomed. She received a bachelor’s degree in business administration at Universidad Intercontinental in Mexico City, Mexico.

CEO Update

On November 22, 2023, the Company announced a strategic leadership transition as Ruben Minski, founder and CEO of Procaps prepares to transition from the role of Chief Executive Officer to focus exclusively on his role as Executive Chairman of the Board, and the appointment of Jose Antonio Vieira as the new Chief Executive Officer of Procaps Group. The transition will be effective January 15, 2024.

Mr. Vieira has over 30 years of experience in the pharmaceutical market, having worked for companies such as Novartis, Abbvie and AstraZeneca in Brazil, Portugal, Australia, New Zealand and the United Kingdom. He started his career at Novartis, where he held various commercial positions in Brazil and Portugal and later was appointed as Country President for Brazil. He also worked for Allergan Brazil as General Manager. Later on, he joined AstraZeneca Brazil as Country President and held a similar position for Australia and New Zealand, and later was appointed as Global Commercial VP in London. He also worked for Abbvie in Brazil and in 2018 he joined Patria Investimentos as Operating Partner responsible for healthcare companies such as Natulab, Víncula and Farmácias Independentes, where he serves as Chairman of the Board. He is also a member of the Board of Directors of Elfa Medicamentos, where he previously served as CEO for nearly three years.

Mr. Vieira holds a degree in Economics from Fundação Armando Alvares Penteado in São Paulo, Brazil, with MBA from Business School São Paulo and Advanced Management Program for Senior Leaders from Harvard Business School. He is currently completing another MBA with a focus on private equity, venture capital and start-up investments at FGV in São Paulo. Jose will be based in the company´s headquarters in Barranquilla, Colombia.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,500 employees working under a sustainable model. Procaps develops, manufactures, and markets over the counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

APPENDIX

Portfolio Overview

Procaps´ portfolio is comprised by 5 business lines: Nextgel, Diabetrics, Farma Procaps, Clinical Specialties, and Vital Care.

Nextgel

Nextgel is the iCDMO (integral contract development and manufacturing organization) arm of Procaps. We develop and manufacture proprietary Softgel technology, such as Unigel, Versagel, Chewgel, G-tabs and specialized gummies. We export to over 50 countries and partner with global and regional pharmas. This is exclusively a B2B channel.

Diabetrics

Diabetrics is a health solution for diabetes patients. It is a patient-centric solution, offering a comprehensive portfolio of products and differentiated services. This solution is offered mainly in Colombia.

Farma Procaps

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high-growth portfolio that focuses on nine therapeutic areas: feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory.

Clinical Specialties

Clinical Specialties business line develops, manufactures, and markets high-complexity drugs for hospitals and clinics, such as antibiotics, blood clots, immunosuppressants, oncology, and analgesics products.

VitalCare

VitalCare business line develops, manufactures, and markets OTC consumer healthcare products through an extensive portfolio focused on high-prevalence therapeutic areas, including gastrointestinal, skin care, cough, and cold, analgesics, urological, and vitamins, minerals, and supplements.

Our Farma Procaps, VitalCare and Clinical Specialties business units are part of three business segments: CAN, CASAND, and Procaps Colombia.

Procaps Colombia primarily serves the Colombian market; CAN primarily serves the Honduras, Nicaragua, El Salvador, United States, and Guatemala markets; and CASAND primarily serves the Panama, Costa Rica, Ecuador, Dominican Republic, Peru, and Bolivia markets.

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Net Debt-to-Adjusted EBITDA ratio, Contribution Margin, Contribution Margin on a constant currency basis and net revenue on a constant currency basis, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt-to- Adjusted EBITDA ratio

We define EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the business combination (“Business Combination”) with Union Acquisition Corp. II (“Union”), certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs, and other nonrecurring nonoperational or unordinary items as the Company may deem appropriate from time to time. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non-IFRS financial measures.

We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio for operational and financial decision-making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to-Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to- Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to- Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS. We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure.

Because non-IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies. It, therefore, may not be possible to compare our use of these non-IFRS financial measures with those used by other companies.

Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

for the three and nine months ended September 30, 2023 and 2022 – Adjustments Explanations

(1)	Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of September 30, 2023 and 2022.

(2)	Transactions expenses for the period ended September 30, 2023 primarily include the one-time settlement with third parties with respect to certain matters in favor of the Company of approximately $19.3 million. For the period ended September 30, 2022, these expenses primarily include: (i) consulting and legal fees and expenses related to acquisitions and other transactions in the amount of $0.2 million, (ii) consulting and legal fees and expenses related to operations in the amount of $0.8 million, (iii) incremental director & officer policy insurance costs incurred of $0.3 million in connection with the Business Combination.

(5)	Other expenses consist of business transformation initiatives implemented during both periods.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present net revenue on a constant currency basis. We calculate constant currency by calculating three month-end period for the three months and nine months ended September 30, 2023 using prior-period (three months and nine months ended September 30, 2022) foreign currency exchange rates. The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP$4,069.33 per U.S. $1.00 and R$5.1360 per U.S. $1.00, for the three months and nine months ended September 30, 2022. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

Contribution Margin

We define Contribution Margin as gross profit less selling expenses. Contribution Margin is one of the key performance indicators we use in evaluating our profitability. We believe Contribution Margin is useful to investors in evaluating our operating performance compared to other companies in the pharmaceutical industry, as similar measures are commonly used by companies in this industry.

The following table provides a reconciliation from gross profit to Contribution Margin for the three and nine months ended September 30, 2023 and 2022.

	USD$MM	3Q22	9M22	3Q23	9M23

Nextgel	Net Revenues	36.4	94.7	34.6	91.531
	COGS	(16.8)	(41.7)	(17.7)	(47.8)
	Gross Profit	19.6	53.0	16.857	43.719
	Gross margin %	53.8%	56.0%	48.7%	47.8%
	Sales and marketing expenses	(3.6)	(9.3)	(3.5)	(10.4)
	Contribution margin	16.0	43.7	13.379	33.352
	Contribution margin %	43.8%	46.1%	38.7%	36.4%

Procaps Col	Net Revenues	36.8	108.3	39.1	106.708
	COGS	(16.8)	(48.9)	(19.5)	(55.4)
	Gross Profit	20.1	59.4	19.604	51.272
	Gross margin %	54.4%	54.9%	50.1%	48.0%
	Sales and marketing expenses	(7.4)	(21.948)	(10.6)	(21.920)
	Contribution margin	12.6	37.5	9.02601	29.352
	Contribution margin %	34.6%	39.6%	26.1%	27.5%

CAN	Net Revenues	14.4	42.5	15.8	39.166
	COGS	(5.6)	(15.5)	(4.1)	(11.6)
	Gross Profit	8.8	27.1	11.638	27.585
	Gross margin %	61.2%	63.6%	73.7%	70.4%
	Sales and marketing expenses	(5.6)	(15.5)	(8.8)	(16.2)
	Contribution margin	3.2	11.6	2.793	11.431
	Contribution margin %	22.1%	27.2%	17.7%	29.2%

CASAND	Net Revenues	17.7	47.4	21.9	58.962
	COGS	(1.7)	(6.8)	(3.3)	(9.4)
	Gross Profit	16.0	40.6	18.574	49.531
	Gross margin %	90.3%	85.7%	84.7%	84.0%
	Sales and marketing expenses	(7.9)	(20.7)	(5.2)	(19.5)
	Contribution margin	8.1	19.9	13.326	29.996
	Contribution margin %	45.5%	42.0%	60.8%	50.9%

Diabetrics	Net Revenues	5.0	15.5	7.0	16.262
	COGS	(1.9)	(8.3)	(5.3)	(12.7)
	Gross Profit	3.1	7.3	1.729	3.545
	Gross margin %	61.8%	46.8%	24.7%	21.8%
	Sales and marketing expenses	(1.2)	(4.1)	(1.4)	(3.7)
	Contribution margin	1.857	3.196	0.318	(0.114)
	Contribution margin %	37.3%	20.6%	4.5%	-0.7%

Total	Net Revenues	110.4	308.5	118.4	312.629
	COGS	(42.8)	(121.1)	(50.0)	(137.0)
	Gross Profit	67.6	187.3	68.403	175.653
	Gross margin %	61.2%	60.7%	57.8%	56.2%
	Sales and marketing expenses	(25.9)	(71.7)	(29.4)	(71.6)
	Contribution margin	41.7	115.6	38.962	104.045
	Contribution margin %	38%	37%	32.9%	33.3%

EXHIBTS – 3Q23 FINANCIALS

Procaps Group, S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income For the three and nine months ended September 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
Revenue	$118,410	$110,403	$312,629	$308,453
Cost of sales	(50,007)	(42,845)	(136,976)	(121,139)
Gross profit	68,403	67,558	175,653	187,314

Sales and marketing expenses	(29,440)	(25,875)	(71,608)	(71,697)
Administrative expenses	(25,779)	(24,337)	(72,500)	(77,737)
Finance (expenses) income, net	(2,968)	22,748	(8,099)	18,539
Other income (expenses), net	1,218	(9,706)	34,803	(13,209)
Income before tax	11,434	30,388	58,249	43,210

Income tax expense	(3,235)	(7,808)	(16,475)	(11,104)
Income for the period	$8,199	$22,580	$41,774	$32,106

Income for the period attributable to:
Owners of the Company	8,194	22,580	41,769	32,106
Non-controlling interests	5	—	5	—

Earnings per share:
Basic and diluted, income for the period attributable to ordinary equity holders of the Company (USD) [1]	0.08	0.22	0.41	0.32

Unaudited Condensed Consolidated Interim Statement of Financial Position

As of September 30, 2023 and December 31, 2022

(In thousands of United States Dollars, unless otherwise stated)

	As of September 30, 2023	As of December 31, 2022
Assets
Non-current assets
Property, plant and equipment, net	97,194	73,965
Right-of-use assets, net	40,163	39,013
Goodwill	5,790	5,791
Intangible assets, net	41,315	32,208
Investments in joint ventures	2,028	1,505
Other financial assets	4,127	210
Deferred tax assets, net	7,398	6,974
Other assets	2,185	3,078
Total non-current assets	$200,200	$162,744
Current assets
Cash	17,558	43,003
Trade and other receivables, net	143,050	129,602
Inventories, net	98,242	96,833
Amounts owed by related parties, net	2,158	2,474
Current tax assets, net	25,662	21,187
Other current assets	3,411	4,344
Other financial assets	8,273	—
Total current assets	$298,354	$297,443
Total assets	$498,554	$460,187

Liabilities and Stockholders’ Equity (Deficit)
Equity (Deficit)
Share capital	1,011	1,011
Share premium	377,677	377,677
Reserves	49,288	45,743
Accumulated deficit	(354,234)	(391,513)
Accumulated other comprehensive loss	(34,356)	(33,859)
Equity (deficit) attributable to owners of the company	$39,386	$(941)
Non-controlling interest	(932)	(937)
Total equity (deficit)	$38,454	$(1,878)
Non-Current liabilities
Borrowings	220,682	28,410
Warrant liabilities	2,861	10,916
Shares held in escrow	23,312	40,064
Deferred tax liabilities, net	3,373	7,821
Other liabilities	6,942	6,480
Total non-current liabilities	$257,170	$93,691
Current liabilities
Borrowings	69,238	257,525
Derivative financial liabilities	3,114	—
Trade and other payables	89,759	90,187
Amounts owed to related parties	4,122	2,914
Current tax liabilities, net	23,619	6,133
Provisions	138	138
Other liabilities	12,940	11,477
Total current liabilities	$202,930	$368,374
Total liabilities and stockholders’ equity (deficit)	$498,554	$460,187

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the nine months ended September 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

	For the nine months ended September 30
	2023	2022
Operating activities
Income for the period	$41,774	$32,106
Adjustments to reconcile net income with cash flow from operating activities before changes in working capital:
Depreciation of property, plant and equipment	4,196	4,481
Depreciation of right-of-use assets	4,671	4,539
Amortization of intangibles	4,136	3,365
Income tax expense	16,475	11,104
Finance expenses, net	8,099	(18,539)
Unrealized currency exchange rate differences	(15,178)	—
Share of result of joint ventures	(503)	239
Net loss (gain) on sale and disposal of property, plant and equipment	48	(503)
Net loss on disposal of intangibles	51	—
Inventory provision	8,446	2,475
Provision for bad debt	1,878	1,830
Provisions	90	9
Cash flow from operating activities before changes in working capital	74,183	41,106

Changes in working capital:
Trade and other receivables, net	(3,729)	(13,020)
Amounts owed by related parties, net	1,325	(1,555)
Inventories, net	5,254	(22,851)
Current tax assets, net	(1,440)	(10,073)
Other current assets	928	(5,803)
Trade and other payables	11,407	32,800
Amounts owed to related parties	563	1,637
Current tax liabilities, net	1,259	(1,625)
Other liabilities	271	7,573
Provisions	(99)	(408)
Other financial assets	(12,190)	36
Other assets	1,233	83
Cash generated from operations	78,965	27,900

Interest paid	(2,565)	(1,261)
Income tax paid	(5,468)	(4,589)
Cash flow provided by operating activities	$70,932	$22,050

Investing activities
Acquisition of property, plant and equipment	(11,421)	(15,293)
Proceeds from sale of property, plant and equipment	—	2,653
Acquisition of intangibles	(8,979)	(7,757)
Advances to related parties	—	(138)
Proceeds from related parties	29	—

Cash flow used in investing activities	$(20,371)	$(20,535)

Financing activities
Proceeds from borrowings	69,742	77,253
Payments on borrowings	(112,470)	(97,290)
Payments to related parties	—	(6,625)
Interest paid on borrowings	(24,569)	(10,028)
Payment of lease liabilities	(4,866)	(4,858)
Repurchase of treasury shares	(950)	—
Payments of derivative financial liabilities	(368)	—

Cash flow used in financing activities	$(73,481)	$(41,548)

Net decrease in cash	(22,920)	(40,033)
Cash at beginning of the period	43,003	72,112
Effect of exchange rate fluctuations	(2,525)	(4,864)
Cash at end of the period	$17,558	$27,215

Non-cash financing and investing activities [1]	$43,924	$42,328

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the inability to successfully retain or recruits officers, key employees, or directors; (2) effects on Procaps’ public securities’ liquidity and trading; (3) the lack of a market for Procaps’ securities; (4) changes in applicable laws or regulations; (5) the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors; (6) the Company’s inability to achieve its cost saving goals and value creating initiatives, (7) our ability to remediate our disclosed material weaknesses within certain time frames, if at all and (8) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to recognize the anticipated benefits of any acquisitions contemplated or pursued by the Company, the impact of COVID-19 on Procaps’ business, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the SEC, as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Important Note Regarding Unaudited Estimates and Non-IFRS Measures

The Company is not able to reconcile its forward-looking non-IFRS estimates of Adjusted EBITDA presented in this press release for the year ending December 31, 2023 without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted, which could have a material impact on its future IFRS financial results.